XO GROUP INC.

195 Broadway, 25th Floor

New York, NY 10007

August 2, 2018

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 3561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	XO Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 2, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 4, 2018
File No. 1-35217

Dear Mr. Thompson:

Please find, as set forth below, the Company’s responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 27, 2018 (the “Staff Letter”). We are concurrently filing via EDGAR Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (“Amendment No. 1”). For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 36

1.	We reviewed your response to comments 4 and 7. In future filings, please also disclose the nature and amounts of the specific discrete items excluded from the adjusted effective income tax rate used in the calculation of the non-GAAP measure.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will disclose in future filings the nature and amounts of the specific discrete items excluded from the adjusted effective income tax rate used in the calculation of the non-GAAP measure. The Company directs your attention to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 which contains relevant disclosure on pages 21-22.

William H. Thompson Accounting Branch Chief Securities and Exchange Commission August 2, 2018 Page 2

Item 9A. Controls and Procedures, page 72

2.	Please amend your Form 10-K for the Fiscal Year Ended December 31, 2017 to address comments 5 and 6.

RESPONSE:

Pursuant to the Staff’s request, the Company has revised the disclosure in Amendment No. 1 to state internal control over financial reporting was effective as of December 31, 2017. The conclusion that disclosure controls and procedures were effective as of December 31, 2017 has been moved to the subheading Evaluation of Disclosure Controls and Procedures in Amendment No. 1.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

3.	We reviewed your response to comment 1. Reference is made to your disclosure of gross margin and gross profit for the three months ended March 31, 2018 and 2017 on pages 13 and 15. Cost of revenue excludes depreciation and amortization of property, plant and equipment. As such, gross margin and gross profit represent non-GAAP financial measures. In future filings, please remove your disclosure of gross margin and gross profit or provide the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and in future filings will provide the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K. The Company directs your attention to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 which contains relevant disclosure on pages 21-22.

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William H. Thompson Accounting Branch Chief Securities and Exchange Commission August 2, 2018 Page 3

Please let us know if you have any questions concerning the foregoing.

Very truly yours,

/s/ Gillian Munson

Gillian Munson

Chief Financial Officer

cc:	Michael Steib (XO Group Inc.)